Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated August 31, 2004, with respect to the combined statement of revenue and certain expenses of The Rubenstein Portfolio for the year ended December 31, 2003 included in Brandywine Realty Trust’s Current Report on Form 8-K dated August 18, 2004 and filed on September 3, 2004 incorporated by reference in the Registration Statement (Form S-3 No. 333-117078) and related Prospectus of Brandywine Operating Partnership, L.P. for the sale of notes with principal amounts totaling $500,000,000.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
October 18, 2004